Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in millions)
Income before income tax expense	$1,763	1,733	1,609	1,566	1,391
Add: estimated fixed charges	579	568	546	557	513
Add: estimated amortization of capitalized interest	8	8	8	8	9
Less: interest capitalized	(19)	(18)	(17)	(17)	(18)
Total earnings available for fixed charges	$2,331	2,291	2,146	2,114	1,896
Estimate of interest factor on rentals	$23	24	25	26	28
Interest expense, including amortization of premiums, discounts and debt issuance costs	537	526	504	514	467
Interest capitalized	19	18	17	17	18
Total fixed charges	$579	568	546	557	513
Ratio of earnings to fixed charges	4.0	4.0	3.9	3.8	3.7